

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2021

Subash Menon
Chief Executive Officer
Bannix Acquisition Corp.
300 Tice Boulevard; Suite 315
Woodcliff Lake, New Jersey 07677

> **Re: Bannix Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed February 19, 2021**
> **File No. 333-253324**

Dear Mr. Menon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed February 19, 2021

Prospectus Cover Page, page i

1. On page 11, you disclose that the company agreed to grant to I-Bankers 300,000 warrants (or 345,000 warrants if the underwriters' over-allotment option is exercised in full) upon the closing of this offering. Please revise the cover page to include this grant.

Our Company, page 2

2. Clarify how the growth of the Global Customer Solutions Engagement market is being measured in the chart.

Our Acquisition Process, page 7

3.   We note your intention to engage third parties "when needed" in seeking an appropriate acquisition target. Disclose whether you are limited as to how much of the proceeds from this offering can be used to pay for the services of such third parties.

Certain Relationships and Related Party Transactions, page 102

4.   We note that I-Bankers will be purchasing 1,000,000 warrants in the offering and transferring those warrants to the sponsors. Please explain the business reasons for structuring this purchase in this manner.

Underwriting, page 123

5.   Explain the difference between, and business purpose behind, the Representative's Shares and Founder Shares being issued to I-Bankers.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology